UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, July 10, 2017

In June 2017

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.6 MILLION

PASSENGERS

In June 2017, Avianca Holdings and its subsidiaries carried 2,606,199 passengers, a 5.9%

increase over the same period in 2016

In June, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,606,199 passengers, an increase of 5.9% compared to June 2016. Capacity, measured in ASKs (available seat kilometers), increased 9.1%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 10.1%. The load factor for the month was 82.5%, an increase of 80 bps compared to the same period of 2016.

Domestic markets in Colombia, Peru and Ecuador

In June, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 1,539,232 travelers, up 2.2% compared to June 2016. Capacity (ASKs) decreased 2.6% while passenger traffic (RPKs) increased 0.3%. The load factor for the month was 83.3%, an increase of 240 bps compared to the same period of 2016.

International markets

In June, the affiliated airlines of Avianca Holdings transported 1,066,967 passengers on international routes, up 11.9% compared to June 2016. Capacity (ASKs) increased 12.2%, while passenger traffic (RPKs) increased 12.7%. The load factor for the month was 82.3%, an increase of 30 bps when compared to the same period of 2016.

Operational Statistics	jun-17	jun-16	Δ YoY	2Q 2017	2Q 2016	Δ YoY	YTD 2017	YTD 2016	Δ YoY

Avianca Holdings (Consolidated)
PAX (K)[1]	2,606	2,460	5.9%	7,706	7,073	9.0%	15,227	14,205	7.2%
ASK (mm)[2]	4,225	3,874	9.1%	12,621	11,575	9.0%	24,801	23,079	7.5%
RPK (mm)[3]	3,484	3,166	10.1%	10,346	9,037	14.5%	20,317	18,098	12.3%
Load Factor[4]	82.5%	81.7%	0.8pp	82.0%	78.1%	3.9pp	81.9%	78.4%	3.5pp
Domestic Market
PAX (K)[1]	1,539	1,506	2.2%	4,509	4,294	5.0%	8,897	8,603	3.4%
ASK (mm)[2]	805	826	-2.6%	2,440	2,484	-1.8%	4,900	4,965	-1.3%
RPK (mm)[3]	670	668	0.3%	1,972	1,896	4.0%	3,946	3,826	3.1%
Load Factor[4]	83.3%	80.9%	2.4pp	80.8%	76.3%	4.5pp	80.5%	77.1%	3.5pp
International Market
PAX (K)[1]	1,067	954	11.9%	3,197	2,780	15.0%	6,330	5,602	13.0%
ASK (mm)[2]	3,420	3,047	12.2%	10,181	9,091	12.0%	19,901	18,114	9.9%
RPK (mm)[3]	2,814	2,497	12.7%	8,374	7,141	17.3%	16,371	14,272	14.7%
Load Factor[4]	82.3%	82.0%	0.3pp	82.3%	78.6%	3.7pp	82.3%	78.8%	3.5pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect,

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca), Tampa Cargo S.A.S. , incorporated in Colombia, Aerolineas Galapagos S.A. - Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A., LACSA, incorporated in Costa Rica, Trans Américan Airlines S.A., incorporated in Perú, Servicios Aéreos Nacionales S.A., SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, Isleña de Inversiones S.A. de C.V., ISLEÑA, incorporated in Honduras and Aviateca S.A., incorporated in Guatemala.

On May 1, 2017, Avianca Holdings S.A. (“Avianca”) filed its Annual Report on Form 20-F for the year ended December 31, 2016 (the “Form 20-F”) with the U.S. Securities and Exchange Commission (the “SEC”).

In compliance with the New York Stock Exchange rules, the Form 20-F is available on our website www.aviancaholdings.com/en/. In addition, all shareholders of Avianca may request, free of charge, a hard copy of Avianca’s complete audited financial statements filed with the SEC. To request a hard copy of Avianca’s audited financial statements or to confirm or clarify this press release, please contact Investor Relations of Avianca Holdings S.A. at:

Investor Relations Office

+571 587 77 00 ext. 2474

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
	Name:	Renato Covelo
	Title:	Vice President Senior General Counsel